Exhibit 1.1

September 28, 2004

Mr. Daniel R. Passeri

President and Chief Executive Officer

Curis, Inc.

61 Moulton Street

Cambridge, MA 02138

Dear Mr. Passeri:

1.	This letter agreement (the “Agreement”) confirms our understanding that Curis, Inc. (“Company”) has engaged Leerink Swann & Company (“Leerink”) to act as exclusive agent to the Company for a period of 60 days, commencing as of the date of your acceptance of this Agreement, for the sale by the Company of up to $15 million of common stock (the “Securities”) of the Company (the “Proposed Financing”).

The Proposed Financing shall occur through a directed registered sale under the Securities Act of 1933, as amended (the “Act”) and in compliance with applicable state securities laws. Our undertaking herein shall be subject to, among other things, the terms and conditions set forth in this Agreement, our due diligence investigation of the Company, the continuance of the Company without material adverse change, the absence of unfavorable market conditions in general and our continued satisfaction with the results of our ongoing review of the Company’s business and affairs. It is understood that execution of this Agreement does not assure the successful completion of the Proposed Financing.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 (No. 333-111525), which was declared effective on 3:00 p.m. E.S.T. on January 7, 2004 (the “Effective Date”), covering the registration of, among other things, the Securities under the Securities Act and including the related preliminary prospectus (the “Base Prospectus”). Promptly after execution and delivery of an agreement by the Company with Purchasers (as defined below) for purchase of the Shares in the Proposed Financing, the Company will prepare and file with the Commission a prospectus supplement specifically relating to the Securities (the “Prospectus Supplement”) pursuant to Rule 424(b) of the rules and regulations of the Commission under the Securities Act (the “Regulations”). The registration statement, as amended to the date of this Agreement, by any post-effective amendment and by any Prospectus Supplement, and including the exhibits thereto, schedules, if any, and the documents incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act, at the time that it became effective, is herein called the “Registration Statement.” The Base Prospectus and the

Leerink Swann & Company is a member of NASD/SIPC

60 State Street Boston, Massachusetts 02109 Tel. 617-248-1601 Fax 617-918-4900 www.leerink.com

Prospectus Supplement, including the documents incorporated by reference therein, are herein called, collectively, the “Offering Materials.”

2.	Our services to the Company will include: (i) assistance in the preparation of the Prospectus Supplement; (ii) assistance in structuring the Proposed Financing and its terms; (iii) identifying and contacting selected qualified purchasers (the “Purchasers”) of the Proposed Financing and furnishing them, on behalf of the Company, with copies of the Offering Materials; and (iv) negotiating under your guidance the financial aspects of the Proposed Financing.

3.	As compensation for the services to be provided by Leerink hereunder, the Company agrees to pay to Leerink at Closing (as defined below) a cash fee equal to 6.0% of the gross proceeds of the Proposed Financing payable upon the closing of the Proposed Financing (the “Closing”). If the Proposed Financing is consummated by means of more than one Closing, Leerink shall be entitled to the fees provided herein with respect to each such Closing.

In addition and regardless of whether the Proposed Financing is consummated, upon request by Leerink from time to time, the Company shall reimburse Leerink for all reasonable out-of-pocket expenses incurred by Leerink in connection with its engagement hereunder, including reasonable fees and expenses of its counsel, not to exceed in the aggregate $25,000.

4.	The Company acknowledges and agrees that Leerink has been retained solely to provide the advice or services set forth in this Agreement. Leerink shall act as an independent contractor, and any duties of Leerink arising out of its engagement hereunder shall be owed solely to the Company. As Leerink will be acting on your behalf in such capacity, it is our firm practice to be indemnified in connection with engagements of this type and the Company agrees to the indemnification agreement attached hereto as Exhibit A and the other obligations as set forth in paragraph 12 of this Agreement.

5.	The Company will promptly, from time to time, take such action as Leerink may reasonably request to qualify the Securities under the securities laws of the United States and each of the states, as applicable, as Leerink may reasonably request and to comply with such laws so as to permit such offers and sales. Any applicable filings will be prepared by the Company’s counsel.

6.	The Company will cause to be furnished to Leerink at the Closing, copies of such agreements, opinions, certificates and other documents delivered at the Closing as Leerink may reasonably request including, without limitation, an opinion of Company counsel to the effect that the Securities have been duly authorized and, when delivered to the Purchasers and Company Purchasers against payment therefor in accordance with the Offering Materials, will be validly issued, fully paid and non-assessable.

7.	The Company will also make available to Leerink all financial and other information concerning the Company’s business and operations and the Proposed Financing which Leerink reasonably requests and will provide access to the Company’s officers, directors, independent accountants and legal counsel. Leerink shall be entitled to rely without investigation upon all information that is available from public sources as well as all other information supplied to it by or on behalf of the Company or the Company’s other advisors and shall not in any respect be responsible for the accuracy or completeness of, the same or to conduct any appraisal of assets. To the extent consistent with legal requirements and except as otherwise set forth in the Offering Materials, all information given to Leerink by the Company, unless publicly available or otherwise available to Leerink without restriction or breach of any confidentiality agreement (“Confidential Information”), will be held by Leerink in confidence and will not be disclosed to anyone other than Leerink’s agents and advisors without the Company’s prior approval or used for any purpose other than those referred to in this Agreement; provided that nothing herein shall, in itself, prevent

Leerink from engaging in future transactions involving companies in a similar industry to the Company or, provided no Confidential Information is directly used in connection with such engagement, be deemed to violate any of the terms hereof.

8.	The Company, during the period when the Offering Materials are required to be delivered under the Securities Act and the Regulations or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will file all reports and other documents required to be filed with the Commission pursuant to Section 13, 14 or 15 of the Exchange Act within the time periods required by the Exchange Act and the regulations promulgated thereunder.

9.	Any advice, written or oral, provided by Leerink pursuant to this Agreement will be treated by the Company as confidential, will be solely for the information and assistance of the Company in connection with the Proposed Financing and may not be quoted, nor will any such advice or the name of Leerink be referred to, in any report, document, release or other communication, whether written (including, without limitation, the Offering Materials) or oral, prepared, issued or transmitted by the Company or any affiliate, director, officer, employee, agent or representative of any thereof, without, in each instance, Leerink ‘s prior written consent.

10.	This Agreement may be terminated by either the Company or Leerink at any time upon receipt of written notice to that effect by the other party. Upon the expiration or termination of this Agreement, Leerink will be entitled to prompt reimbursement of all its out-of-pocket expenses and fees as described above. The indemnity and other provisions contained in paragraph 12 and Exhibit A will remain operative and in full force and effect regardless of any expiration or termination of this Agreement.

11.	This Agreement shall not give rise to any express or implied commitment by Leerink to purchase or place any securities of the Company.

12.	The Company acknowledges that Leerink is acting as placement agent and advisor for the Company in the transactions contemplated by this engagement. In addition to the terms of this Agreement and the provisions set forth in Exhibit A, the Company agrees to indemnify Leerink, and its officers, directors, agents, employees and controlling persons (each “Indemnified Person”), whether currently employed or formerly employed, to the fullest extent against any and all claims, demands, losses and expenses, as incurred individually or as a group, except to the extent such claims, demands, losses and expenses are due to any such Indemnified Person’s bad faith, gross negligence or willful misconduct. The Company is obligated to reimburse to Leerink all reasonable counsel fees and reasonable out-of-pocket expenses relating to the defense of any claim or lawsuit covered by this Section 12.

13.	This Agreement incorporates the entire understanding of the parties and supersedes all previous agreements relating to the subject matter hereof. The benefits of this Agreement shall inure to the parties hereto, their respective successors and assigns and to the Indemnified Persons hereunder and their respective successors and assigns, and the obligations and liabilities assumed in this Agreement shall be binding upon the parties hereto and their respective successors and assigns. Notwithstanding anything contained herein to the contrary, none of the parties hereto shall assign any of its obligations hereunder without the prior written consent of each of the other parties hereto.

14.	All notices provided hereunder shall be given in writing and either delivered personally or by overnight courier service or sent by certified mail, return receipt requested, if to Leerink, to Leerink Swann & Company, One Federal Street, 37th Floor, Boston, Massachusetts 02110, Attention: Stuart Barich, with a copy to Mintz Levin Cohn Glovsky and Popeo, PC, 666 Third Avenue, 25th Floor, New York, New York 10017, Attention: Ivan K. Blumenthal, and if to the

Company, to Curis, Inc., 61 Moulton Street, Cambridge, MA 02138, Attention: Michael P. Gray, with a copy to Wilmer Cutler Pickering Hale and Dorr, 60 State Street, Boston, MA 02109, Attention: Cynthia T. Mazareas. Any notice delivered personally shall be deemed given upon receipt; any notice given by overnight courier shall be deemed given on the next business day after delivery to the overnight courier; and any notice given by certified mail shall be deemed given upon the second business day after certification thereof.

15.	The failure or neglect of either of the parties hereto to insist, in any one or more instances, upon the strict performance of any of the terms or conditions of this Agreement, or its waiver of strict performance of any of the terms or conditions of this Agreement, shall not be construed as a waiver or relinquishment in the future of such term or condition by such party, but the same shall continue in full force and effect. Any waiver must be in writing.

16.	This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts applicable to agreements made and to be fully performed therein, without regard to conflicts of law principles. Each of the parties irrevocably submits to the exclusive jurisdiction of any court of the Commonwealth of Massachusetts or the United States District Court located in the city of Boston, MA for the purpose of any suit, action or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby, and agrees that service of process in connection with any such suit, action or proceeding may be made in accordance with Section 14 hereof. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

17.	This Agreement may not be modified or amended except in a writing duly executed by the parties hereto.

18.	At any time after the consummation or other public announcement by the Company of the Proposed Financing, Leerink may place an announcement in such newspapers and publications as it may choose, stating that Leerink has acted as exclusive financial advisor and/or placement agent in connection with the Proposed Financing provided that it shall give Curis prior notice of, and a reasonable opportunity to comment on, any such announcement.

19.	For the convenience of the parties, this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, but all of which taken together shall constitute one and the same agreement. Facsimile signatures shall be deemed to be original signatures for all purposes.

20.	After reviewing this Agreement, please confirm that the foregoing is in accordance with your understanding by signing and returning the duplicate of this letter attached hereto, whereupon it shall be our binding Agreement.

Very truly yours,

Leerink Swann & Company

By:	/s/ STUART BARICH
Stuart Barich
Managing Director
Corporate Finance

Accepted and agreed to

this 28th day of September, 2004.

Curis, Inc.

By:	/s/ DANIEL PASSERI
Daniel Passeri
President and Chief Executive Officer

EXHIBIT A

This Exhibit A is entered into pursuant to, and is made a part of, the attached Agreement between Leerink and the Company. Capitalized terms used and not defined in this Exhibit A shall have the meanings assigned them in the attached Agreement.

The Company agrees to indemnify and hold harmless Leerink, its affiliates, and each of its partners, directors, officers, consultants, employees, advisors, representatives and controlling persons (each an “Indemnified Person”) from and against any claims, losses, damages, expenses or liabilities (collectively, “Losses”), including without limitation any reasonable time spent by Leerink’s professional and legal advisors (subject to the limitations set forth below), incurred in connection with investigating, preparing, defending, paying, settling or compromising any action, claim or proceeding to which any Indemnified Person may become subject and which is related to or arises out of the engagement set forth in the Agreement or the transactions contemplated thereby. The Company will not, however, be responsible to an Indemnified Person with respect to any Losses to the extent that a court of competent jurisdiction shall have determined by a final judgment not subject to further appeal that such Losses resulted substantially from actions taken or omitted to be taken by such or any other Indemnified Person due to the Indemnified Person’s or any other Indemnified Person’s gross negligence, bad faith, violation of law or willful misconduct.

If the indemnification provided for herein should be, for any reason whatsoever, unenforceable, unavailable or otherwise insufficient to hold each Indemnified Person harmless, the Company shall pay to or on behalf of each Indemnified Person contributions for Losses so that the Indemnified Person ultimately bears only a portion of such Losses as is appropriate (i) to reflect the relative benefits received by such Indemnified Person on the one hand and the Company on the other hand in connection with this engagement and any transactions contemplated hereby or (ii) if the allocation on the basis set forth in the immediately preceding clause (i) is not permitted by applicable law, to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of the Indemnified Person and the Company as well as any other relevant equitable considerations; provided, however, that in no event shall the aggregate contribution of all Indemnified Persons to all Losses exceed the amount of the fees actually received by Leerink pursuant to the Agreement. The respective relative benefits received by all Indemnified Persons and the Company shall be deemed to be in the same proportion as the aggregate fee paid to Leerink pursuant to the Agreement bears to the total consideration paid or contemplated to be paid to, or received by, the Company or its stockholders, as the case may be, in connection with transactions contemplated by the Agreement, whether or not such transactions are consummated. The relative fault of each Indemnified Person and the Company shall be determined by reference to, among other things, whether the actions or failures to act were by such Indemnified Person or the Company, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action or failure to act. Notwithstanding the foregoing, no Indemnified Person shall have any obligation to investigate or verify the information provided to Leerink by the Company in connection with their providing financial advisory services under the Agreement, and the Company shall be solely liable for any Losses related to or arising out of the use of such information that is inaccurate for any reason.

The Company also agrees that no Indemnified Person shall have any liability to the Company or its affiliates, directors, officers, employees, Leerink, consultants, advisors, representatives, control persons or stockholders, directly or indirectly, related to or arising out of the Agreement or any transactions contemplated thereby, in connection with claims by third parties except Losses incurred by the Company to the extent a court of competent jurisdiction shall have determined by a final judgment not subject to further appeal that such Losses resulted primarily from actions taken or the failure to take actions by such Indemnified Person due to such Indemnified Person’s gross negligence, bad faith, violation of law or willful misconduct. In no event, regardless of the legal theory advanced, shall any Indemnified Person be liable for any consequential, indirect, incidental or special damages of any nature. Leerink likewise indemnifies the Company in the event of gross negligence, bad faith, material violation of law or willful misconduct on the part of any Leerink party, subject to the limit of the fees actually paid to Leerink hereunder.

In case any proceeding shall be instituted involving any Indemnified Person, such Indemnified Person shall promptly notify the Company in writing. The failure of an Indemnified Person to provide such prompt notice shall not reduce such Indemnified Person’s right to indemnification or contribution hereunder to the extent that such failure does not materially prejudice the Company’s ability to defend such proceeding. The Company shall retain counsel reasonably satisfactory to Leerink to represent the Indemnified Persons and any others the Company may designate in such proceeding, shall have sole control of the defense of any such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person, except to the extent that (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel at the Company’s expense or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Company or any others the Company may designate and one or more Indemnified Persons, and representation of the Indemnified Persons and such other parties by the same counsel would be inappropriate due to actual or potential differing interests between them. In any case in which one or more Indemnified Persons are entitled to separate counsel due to such actual or potential differing interests, the Company shall not be liable for the expenses of more than one separate counsel, and such counsel shall be designated in writing by Leerink. The Company shall have sole control of any settlement of any proceeding for which it is obligated to provide indemnification hereunder. Notwithstanding the foregoing the Company shall not, without the prior written consent of the Indemnified Person, effect any settlement of, or consent to the entry of any judgment in connection with, any pending or threatened proceeding in respect of which such Indemnified Person is or could have been a party and indemnity or contribution could have been sought hereunder by such Indemnified Person, unless such settlement or judgment includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of the proceeding.

The obligations of the Company referred to above shall be in addition to any rights that any Indemnified Person may otherwise have and shall inure to the benefit of and be binding upon any successors, assigns, heirs and personal representatives of any Indemnified Person or the Company.

Leerink Swann & Company

By:	/s/ STUART BARICH
Stuart Barich
Managing Director
Corporate Finance

Agreed to and Accepted:

CURIS, INC.

By:	/s/ DANIEL PASSERI
Daniel Passeri
President and Chief Executive Officer

Date: September 28, 2004